January 11, 2007

Moshe Bar-Niv, Chairman
Advanced Technology Acquisition Corp.
14 A Achimeir Street
Ramat Gan 52587 Israel

> **Re:** **Advanced Technology Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on**
> **Form S-1**
> **File No. 333-137863**
> **Filed November 22, 2006**

Dear Mr. Bar-Niv:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1. We note your response to comment three of our letter dated November 17, 2006. We reissue the comment. The prior comment requested clarification about whether you could propose a transaction that would be conditioned on less than 19.99% of the public stockholders exercising their conversion. For instance, we have seen proposed acquisitions where a condition to the merger would be that only up to 10% of the shareholders could convert their shares. Such transaction based conditions by the target would not require an amendment to the company's governing documents.

2.   We note your response to comments six and seven of our letter dated November 17, 2006. Please revise to clarify what you are offering an "alternative" to and how such alternative is "attractive." When providing the requested clarification, please revise to substantiate your disclosure.

3.   Please revise to provide the basis for the disclosure on page two that there is a "general lack of market receptivity to initial public offerings for small and mid-cap operating companies." Also, explain why there is a general lack of market receptivity to offerings of small and mid-cap companies but why such lack does not exist for small and mid-cap shell companies.

4.   Please revise to provide the basis for the disclosure that the lack of market receptivity lead to only five Israeli companies completing offerings in the United States. Also, please revise to discuss the basis for the disclosure that only five Israeli companies completed initial public offerings in the United States in 2005. If such disclosure exists for 2006, please revise to disclose.

Risk Factors, page 12

5.   We note your response to comment 17 of our letter dated November 17, 2006. Your inability to acquire a company that does not have financial statements in conformance with U.S. GAAP is directly related to a disclosure requirement of the federal securities laws. As such, it is not clear how compliance with federal law is a risk to the company. Please advise or revise to clarify. If you continue to believe that compliance with federal law is a risk, please revise to clarify how not providing financial statements prepared in accordance with U.S. GAAP would be a benefit to U.S. investors.

6.   We note your response to comment 18 of our letter dated November 17, 2006. We also note the risk factor subheading discloses that the industries are "highly competitive." This continues to be a broad and generic risk factor. Because you have not located a business, you appear unable to provide specific competition related risk factors. As such, the risk associated with the uncertainty of your target has already been address by an earlier risk factor on page 17. For further guidance please refer to the "risk factor guidance" and "risk factor comments" sections of the updated staff legal bulletin 7a located at http://www.sec.gov/interps/legal/cfslb7a.htm.

7.   We note your response to comment 19 of our letter dated November 17, 2006. Similar to your risk factor referencing U.S. GAAP, this risk factor references accounting treatment that would affect disclosure requirements. As such, it is not clear how this risk is specific to you. Please revise to clarify.

8.   We note your response to comment 20 of our letter dated November 17, 2006. We note that the subheading to the first risk factor on page 31 addresses both

the enforcement of legal rights and the location of assets. As such, we reissue comment 20. Also, it is not clear how your last risk factor on page 33 is not already discusses in some form on page 31. Please revise to clarify.

Use of Proceeds, page 33

9.   We note your response to comment 23 of our letter dated November 17, 2006. We clarify that the previous comment was aimed at loans obtained to pay expenses associated with your search and consummation and not consideration for any target. For instance, there have been several blank check companies that have severely underestimated the expenses associated with the search, due diligence, and advising fees, which have resulted in them taking bank loans or lines of credit that would be multiples of the proceeds not held in trust or interest earned. Please revise to clarify if you could obtain such loans and if so, disclose the parties to be liable for such debt.

Capitalization, page 38

10.   It appears the subtotal for total stockholders' equity after the offering inappropriately includes common stock subject to possible redemption. Refer to ASR 268.

Dilution, page 39

11.   We note your response to prior comment 25 of our letter dated November 17, 2006. Although the $4 million will not become due immediately after the completion of the offering, the amount is a component of offering expenses, the underwriter is entitled to the amount for services rendered in connection with the offering, and the consummation of a business combination is your sole business purpose. Please address these facts and explain why the amount has not been included in your calculation of net tangible book value or revise accordingly.

Proposed Business, page 43

12.   We note your response to comment 28 of our letter dated November 17, 2006. We also note that your list of criteria on pages 45 and 46 are very similar to the criteria listed by almost every other blank check company, including those searching for companies not in your industry. Please revise to clarify that the initial shareholders and management decided to combine in this endeavor without a discussion about the criteria to be used to locate a target. Also, please revise to clarify how financial condition and result of operations is a criterion since all companies have some form of a financial condition. Revise to clarify how stage of development is a criterion as all companies have products or services that are at some stage of development. The same

rationale applies to capital requirements, earnings and operating margins as all companies have capital requirements, earnings and operating margins.

13. We note your response to comment 30 of our letter dated November 17, 2006. We reissue the comment. We note that you would be required to seek an independent advisor should a conflict arise. Please revise to clarify if that scenario would absolve management from performing their own valuation.

   In the circumstance where there is no conflict, the comment is also reissued. For instance, we have seen business combinations in which the management has not determined a value for the target and instead hired a third party to conduct due diligence and determine the value of the target. In such circumstance shareholders did not have any valuation that it could rely upon for its transaction because there was no management valuation and the third party's valuation was disclosed as being meant for management only. The potential lack of a valuation for reliance would appear to be a material risk to shareholders.

   Lastly, please revise to clarify if management is required to quantify the value of any target prior to entering into any asset purchase merger or business combination agreement as this issue is separate from any fairness opinion considerations.

14. We note your response to comment 33 of our letter dated November 17, 2006. The comment was issued to seek revision in your prospectus. As such, we reissue the comment.

15. We note your response to comment 34 of our letter dated November 17, 2006. We reissue the comment. In light of the uncertainty associated with the issue of liability, waivers, and creditors it is not clear how you could have disclosure addressing the possibility of claims affecting distribution of trust proceeds.

Certain Relationship and Related Transactions, page 62

16. We note your response to comment 38 of our letter dated November 17, 2006. We note that the initial shareholders who are entities are holding companies formed for the sole purpose of holding your shares. As such, please revise to discuss what other assets they have to satisfy the indemnification agreement.

17. Please revise to clarify if there are additional owners in the listed entities that are not your current insiders. If there are such owners, considering the entities were formed for "the sole purpose of holding" your shares, it would appear that any other owners should be disclosed.

18.   Please revise to substantiate the disclosure that SFK is "one of the largest and most diverse private banking houses in Israel."

19.   We note the disclosure that you are able to pay either SFK entity finders fees. We also note that the SFK entities are initial stockholders. We further note that they are intimately involved in the investment of companies that appear to fit your search parameters. As such, the motivations of the SFK entities in becoming an initial shareholder and the only related party able to receive finder's fees is material to investors understanding of this offering. While we are aware of disclosure in your Item 101 of Regulation SK disclosure about no efforts to date, please affirm here that the SFK entities did not take part in forming this company because of its current knowledge of possible investment candidates.

SEC Position on Rule 144 Sales, page 72

20.   We note your response to comment 40 of our letter dated November 17, 2006 and the additional sentence on page 72. It is not clear why all of the currently outstanding shares would not be subject to the position discussed in this section. Further, it would assume that the noted position would also apply to the warrants and the shares underlying such warrants as the investment decision applicable to such warrants has already been made.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Maureen Bauer at (202) 551-3237. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386.

Sincerely,

John Reynolds
Assistant Director

cc: Brian B. Margolis
        Fax: (212) 969-2900